

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2020

Brad S. Elliott
Chief Executive Officer
Equity Bancshares, Inc.
7701 East Kellogg Drive, Suite 300
Wichita, KS, 67207

   Re: Equity Bancshares, Inc.
     Registration Statement on Form S-4
     Filed August 18, 2020
     File No. 333-248102

Dear Mr. Elliott:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Julia Griffith at 202-551-3267 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Finance